Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

May 7, 2013	NR 13 - 5

Animas Resources Completes $625,000 Financing

Animas Resources Ltd. (TSX.V: ANI) announces that the non-brokered private placement announced on April 4, 2013 and amended on April 29, 2013 has been oversubscribed for gross proceeds of $625,000 and it will be closed shortly. The terms of the offering were amended to change the unit price from $0.06 to $0.05 per unit. Each unit includes one common share and one common share purchase warrant to buy another common share at $0.10 for 36 months.

The private placement of 12,500,000 units at $0.05 per unit (the “Unit”) is subject to the approval of the TSX Venture Exchange.  All securities issued will be subject to a four-month hold period from the date of issuance.  Upon completion of the offering, Animas will have 71,630,884 common shares issued and outstanding.

Animas and DKM are working towards completing their final joint venture agreement that the Santa Gertrudis Gold Project will be operated under. DKM has also moved ahead with working on the various permitting requirements that need to be done in order to operate a gold heap leach operation again at Santa Gertrudis.

While Animas has a NI 43-101 compliant gold resource estimate as disclosed on its website, its plans to put the Santa Gertrudis Gold Project back into production of gold are not based on a feasibility study in accordance to NI 43-101 and so there is no assurance to investors that the project will be economically feasible.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and the President and CEO of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.